Exhibit 21.1

Subsidiaries

	State of		Abbreviated
Name of Entity(2)	Incorporation	Relationship	Reference
Players Network(1)	Nevada	Parent	PNTV
Green Leaf Farms Holdings, Inc.(2)	Nevada	Subsidiary	GLFH
Green Leaf Medical, LLC(3)(4)	Nevada	Subsidiary	GLML

(1)Players Network entity is in the form of a Corporation.

(2)Majority-owned subsidiary formed on July 8, 2014, in which PNTV retained 83% ownership, with the remaining 17% held by key experts and advisors. An additional 1.6% was sold to an investor on December 8, 2014, giving PNTV 81.4% ownership and minority interests ownership of 18.6% as of December 31, 2014.

(3)Wholly-Owned subsidiary of GLFH formed for prospective purposes, but has not incurred any income or expenses to date.

(4)Entity formed for prospective purposes, but has not incurred any income or expenses to date.